DEREK OIL & GAS CORPORATION

NOTICE OF ANNUAL AND SPECIAL

GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special General Meeting (the "Meeting") of the shareholders of Derek Oil & Gas Corporation (the "Company") will be held at Suite 1710 – 1177 West Hastings Street, Vancouver, B.C. on Friday, the 23rd day of September, 2005 at 11:00 a.m. for the purposes set forth in the following.

1.

To receive the report of the directors.

2.

To receive the audited financial statements of the Company for the fiscal year ending April 30, 2005, together with the auditor's report thereon.

3.

To appoint the auditor for the Company.

4.

To fix the number of directors and to elect directors for the ensuing year.

5.

To consider and, if thought fit, to approve a resolution to renew the Company’s Stock Option Plan (2005).

6.

To consider and, if thought fit, to approve a resolution to authorize the directors to grant, without further resolution or approval by the shareholders, director and/or employee incentive stock options and/or to vary existing options, as more particularly described in the accompanying Information Circular.

7.

To approve a motion to ratify Directors' actions during the past year.

8.

To transact such other business as may properly be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes.  As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of August, 2005.

BY ORDER OF THE BOARD

“Barry C. J. Ehrl”

PRESIDENT